Schedule 13D

                        UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No.  )

                       Xox Corporation
                      (Name of Issuer)

                           Common
               (Title of Class of Securities)

                          98412Y101
                       (CUSIP Number)

Richard W. Perkins, 730 East Lake Street, Wayzata, Minnesota
                            55391
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                     September 30, 2002
   (Date of Event which Requires Filing of this Statement)

If  the  filing person has previously filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original  and  five  copies of the schedule,  including  all
exhibits.   See 240.13d-7 for other parties to  whom  copies
are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential   persons who are to respond to the collection  of
information contained in this form
are  not  required to respond unless the  form  displays   a
currently valid OMB control number.

CUSIP  No:  98412Y101

1.   Names of Reporting Persons.
     I.R.S.  Identification  Nos. of above  persons
(entities only).

     Perkins Capital Management, Inc.
     41-1501962

2.   Check  the  Appropriate Box if a Member of a  Group
(See Instructions)

     (a)  /  /
     (b)  /  /

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO

5.  Check if  Disclosure  of Legal Proceedings  is
Required Pursuant to Items 2(d) or 2(e)

     /_/

6.  Citizenship or Place of Organization

     730 East Lake Street, Wayzata, Minnesota  55391

Number of     7.   Sole Voting Power
                    448,981
Shares
Beneficially       8.   Shared Voting Power
owned              0

by Each       9.   Sole Dispositive Power
                    1,767,866
Reporting
Person             10   Shared Dispositive PowerWith:
0

11  Aggregate  Amount  Beneficially Owned by  Each
Reporting Person

    1,767,866

12  Check  if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)

13  Percent of Class Represented by Amount in Row (11)
..
    13.0%

14  Type of Reporting Person (See Instructions)
..
    IA
CUSIP No.98412Y101

1.  Names of Reporting Persons.
     I.R.S.  Identification  Nos. of above  persons
(entities only).

    Richard W. Perkins
    ###-##-####

2.  Check  the  Appropriate Box if a Member of a  Group
(See Instructions)

    (c)  /  /

    (d)  /  /

3.  SEC Use Only

4.  Source of Funds (See Instructions)

     AF

5.  Check  if  Disclosure  of Legal Proceedings  is
Required Pursuant to Items 2(d) or 2(e)

    /_/

6.  Citizenship or Place of Organization

     A US Citizen

Number of     7.   Sole Voting Power
                    649,708
Shares

Beneficially       8.   Shared Voting Power
                    0
owned
by Each       9.   Sole Dispositive Power
                    1,248,350
Reporting
              10   Shared Dispositive Power
Person With             0
11. Aggregate  Amount  Beneficially Owned by  Each
Reporting Person

    1,248,350


12  Check  if  the  Aggregate  Amount  in  Row   (11)
     Excludes Certain Shares (See Instructions)

13  Percent of Class Represented by Amount in Row (11)

    9.2%

14  Type of Reporting Person (See Instructions)

    IN
Item 1.  Security and Issuer:

     Xox  Corporation Common Shares
     1325 East 79th Street, Suite 6, Bloomington, Minnesota
55425

Item 2.  Identity and Background:

(a)  Name;

     Perkins  Capital Management, Inc. and  Richard  W.
Perkins

(b) Residence  or  Business Address;

     730  East  Lake  Street, Wayzata, Minnesota  55391

(c) Present Principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     Perkins  Capital  Management,  Inc.   is   a federally
     registered investment adviser and Richard W. Perkins is the President of Perkins Capital Management, Inc.

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding
     (excluding) traffic violation or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

     No named person has ever been convicted in any criminal
proceeding
     .
(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

     No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

     Perkins Capital Management, Inc. is a Minnesota
Corporation.
     Richard W. Perkins is a US Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

     The securities were received in a transfer from the sale of Teledigital Development to Xox Corporation.

Item 4.  Purpose of Transaction

     A corporate transaction, such as a merger,
     reorganization or liquidation, involving the   issuer
     or any of its subsidiaries;

     Teledigital Development was purchased by Xox
Corporation.
Item 5.  Interest in Securities of the Issuer

     The total number of shares held by clients of Perkins Capital Management, Inc. is 1,767,866. The total number of shares held by Richard W. Perkins is 1,248,350 which includes 649,708 common equivalents and 598,642 warrants exercisable within the next 60 days.

     The total percent held is 22.2 which includes 13.0% held on behalf of client accounts and 9.2% held in various accounts in which Mr. Richard W. Perkins has beneficial ownership.

     The total amount of voting power is 1,098,689 which includes 448,981 shares held in client accounts and 649,708 shares held in accounts in which Mr. Richard W.
     Perkins has beneficial ownership.

Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

     Richard W. Perkins is on the board of directors for Xox
Corporation.

Item 7.  Material to Be Filed as Exhibits

     None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002
Date

/S/ Richard W. Perkins
Signature

Richard  W.  Perkins, President, Perkins Capital
Management, Inc.
Name/Title

Joint Filing Agreement Pursuant to Rule 13d-1(f)(1)
This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the ACT and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The joint filers state that to the best of their knowledge and belief they each satisfy the requirement for making a joint filing under rule 13d-1.

                          SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2002                          October 10, 2002
Date                         Date
/S/ Richard C. Perkins                 /S/ Richard W.
Perkins
Signature                    Signature

Richard C. Perkins, VP/Portfolio Manager    Richard W.
Perkins, President/Portfolio Manager
Name/Title                        Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf
of    such person shall be filed with the statement:
provided, however, that power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)